Exhibit 99.2

Business Strategy

                  The Company's mission is to help meet China's need for electricity in a socially responsible manner, balancing the interests of customers, partners, communities, suppliers, investors and its people. After the Amalgamation, the Company's operations will be subject to certain limitations under the AES Debt Covenants.
The Company's business strategy focuses on:

                  Experience in the China Market. The Company currently employs 47 people in the PRC with 25 people in Beijing and 22 people in other parts of the country. The Company's principal office is in Beijing. The Company also maintains an office in Hong Kong with 22 people. This commitment to the PRC has enabled the Company to build an expertise in the China power market.

                  Diversified Project Portfolio. The Company believes that national diversification of projects in different provinces reduces the risk of being overly dependent on a single power purchaser or the demand for power in a single region. The Company's Current Projects are located in six provinces. Certain of the Company's Current Projects include smaller projects that have been developed on a rapid time schedule. These projects have enabled the Company to establish its position in the market, develop strategic relationships and generate immediate cash flow. Certain other of the Current Projects and the Potential Projects have high visibility and the support of the national government of the PRC and its various ministries, agencies and commissions ("Central Government"). These projects are expected to generate substantial cash flow following the commencement of their operation.

                  Strategic Relationships with Strong Partners. The Company believes that its presence in China, its available capital and the well-regarded reputation of AES have allowed the Company to develop strategic relationships with key Chinese partners. The Company has included ministry level companies and affiliates of provincial and local economic commissions as well as affiliates of regional, provincial and local power bureaus as partners in its Joint Ventures. These partners participate in the construction and operation of the Company's Current Projects, expedite the approval process and mitigate project construction, operation and tariff adjustment risks. Similarly, the Company will seek to develop the Potential Projects and other future projects in the PRC in cooperation with strong Chinese business partners that have comparable economic interests and a variety of complementary strengths, including business experience and political relationships.

                  In a number of cases, AES Chigen's partner in a Joint Venture controls or is affiliated with the power purchaser, contractor, operator and/or fuel supplier of the project. It is possible, in these cases, that such arrangements may result in one or more of these parties having a conflict of interest in a project, which could have an adverse effect on the Joint Ventures' operations.

                  Location in Regions of High Power Demand. The Company believes that its Current Projects and the Potential Projects are located in regions of high power demand. In the course of developing its projects, the Company carefully reviews the regional and local demand and supply for power. In addition, in the course of project development, the Company evaluates the proposed power purchaser, usually a provincial or local government power bureau, to determine its economic resources and credit profile. One important criterion for any project developed by the Company is that the tariff to be charged by the proposed project must be affordable in light of the overall rates charged in the region, while also being competitive with the cost of new electric power.

                  Some regions or cities in the PRC have experienced slower economic development in recent years. As a consequence, load growth in the PRC, while generally increasing in the country overall, has exhibited uneven development. Some of the Joint Ventures' power plants are designed to provide peaking power. Such plants are dispatched only after base load power stations have been brought on-line and reached maximum capacity. If electric power demand proves less than expected in an area, additional peak or base load power may not be required in the area or may be required at lower than expected levels. AES Chigen's Joint Ventures seek to mitigate this risk by entering into take-or-pay power purchase arrangements and by entering into dispatch contracts with PRC electric power dispatching authorities which obligate the dispatchers to dispatch the power plants at their full capacity for a minimum number of hours each year. There can be no assurance, however, that the Joint Ventures will not experience difficulty in enforcing take or pay contract obligations or such dispatch contract obligations if electric power in an area proves not to be needed by the affected power purchaser and dispatcher. The term "dispatch" refers to the schedule of production for all the generating units on a power system, which generally varies from moment to moment to match production with demand. As a verb, "dispatch" means to direct a plant to run.

                  Significant Participation in Operational Management. The Company seeks to obtain, and has obtained in the case of the Current Projects and the Potential Projects, significant rights to participate in major decisions of the project companies that own the power plants. The Company typically exerts its influence through directors appointed to the board of directors of the project companies and by appointing either the general manager of the power plants and/or a deputy general manager in charge of finance or operations for the power plants. Several of the Company's officers have significant prior experience with AES in the development and operation of power plants in other countries. The Company is also developing a core group of local managers who will be focused on constructing and operating projects in China.

                  AES's Capabilities. The Company draws on AES's people and expertise in development, construction oversight and operation of independent electric power generation projects. In particular, the Company draws on AES's extensive experience operating coal-fired power plants around the world. The Company believes this relationship has provided it with a competitive advantage in the China power market, which relies primarily on coal-fired power plants.


Principles and Practices

                  A core part of the AES Chigen culture is a commitment to "shared principles." The Company tries to adhere to these principles -- even though doing so might result in diminished or foregone opportunities.
These principles are:

                  Integrity - The Company will strive to act with integrity, or "wholeness." The Company will seek to honor its commitments. The goal is that the things people say and do in all parts of the Company should fit together with truth and consistency.

                  Fairness - The Company wants to treat fairly its people, its customers, its suppliers, its shareholders, governments and the communities in which it operates. Defining what is fair is often difficult, but the Company believes it is helpful to routinely question the relative fairness of alternative courses of action.

                  Fun - The Company desires that people employed by the Company and those people with whom the Company interacts have fun in their work. The Company's goal is to create and maintain an environment in which each person can flourish in the use of his or her gifts and skills and thereby enjoy the time spent at the Company.

                  Social Responsibility - The Company believes that the Company has a responsibility to be involved in projects that provide social benefits, such as lower costs to customers, a high degree of safety and reliability, increased employment and a cleaner environment.

                  The Company and AES seek to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if the Company and AES perceive a conflict between these principles and profits, the Company and AES will try to adhere to these principles -- even though doing so might result in diminished or foregone opportunities.


Project Specific Strategies

                  Subject to the limitations that would be imposed by the AES Debt Covenants following the Amalgamation, the Company will continue to seek, when evaluating or developing project opportunities in the PRC, to utilize project structures and contractual terms which generally have been proven to be effective in international independent power projects for reducing risks, obtaining financing and achieving commercially sound projects. The Company realizes, however, that projects in China will often differ significantly from the typical project finance model. In addition, the Company recognizes that, because foreign investment in PRC power projects is in its early stages, in order to finalize binding contractual documentation with respect to any project, the Company is sometimes required or elects to assume certain risks not typically assumed by project sponsors in an international independent power project. These risks may be associated with construction (such as completion risk), operations (such as fuel supply or transportation risks), foreign exchange convertibility and, to the extent that the Company cannot negotiate contracts that adjust its revenues for changes in exchange rates, exchange rate fluctuations. Accordingly, while the Company utilizes, where possible, the strategies summarized below, it also seeks to maintain flexibility in negotiations and to adopt alternative strategies where appropriate.

                  Long-Term Power Purchase. It is planned that each project company in which the Company invests will sell electricity under one or more long-term power purchase contracts to regional, provincial, municipal or county electric power organizations, including power bureaus and electricity management offices, or industrial customers which the Company believes will be able to perform their obligations under the power purchase contracts. It is planned that the power purchaser will be required to purchase a specified minimum amount of electricity generated by the plant during the term of the power purchase contract based on an agreed pricing formula. These tariff formulas are designed, based on the minimum take obligation of the power purchaser, to be sufficient to pay the operating expenses and the financing costs of the project and to enable the Company to realize a return on its investment. The Company attempts to negotiate power purchase contracts that contain provisions requiring the purchaser to purchase a specified minimum number of kilowatt hours ("kWh") or to make specified minimum payments even if the power is not dispatched. The Company seeks to include in its power purchase contracts incentives to encourage the purchase of additional kWh over an agreed minimum amount. The Company attempts, whenever possible, to structure changes in the revenue component of a power purchase contract to correspond, as closely as possible, to changes in operating (primarily fuel) and capital costs of a power plant and fluctuations in foreign exchange rates.

                  Construction and Equipment Procurement. The Company seeks to arrange construction and equipment procurement contracts with experienced, creditworthy international or Chinese contractors and suppliers. In a typical international independent power project one contractor assumes responsibility under a fixed-price, fixed-schedule turnkey contract for the design, engineering, equipment procurement, construction, installation, commissioning, staff training and start-up of a project. While the Company seeks this type of arrangement when possible, such a turnkey arrangement is often not available for PRC power projects. Therefore, where possible, the Company seeks to have its project companies enter into arrangements with construction and equipment procurement consortiums in which the various major responsibilities typically assumed by one turnkey contractor in the international model are allocated to individual members of the consortium. The Company seeks to negotiate contracts pursuant to which equipment suppliers and contractors agree to pay liquidated damages for delays and non-performance. The Company also attempts, where appropriate, to utilize established foreign equipment manufacturers who are able to provide warranties and service contracts for their equipment as well as to utilize proven Chinese technology from well-established Chinese equipment manufacturers. In some cases, the Company may elect to have its Joint Ventures manage the construction directly, possibly with the assistance of reputable Chinese or international engineering companies.

                  The construction of an electric power generation plant, including its ancillary facilities such as a transmission line or substation, may be adversely affected by many factors commonly associated with the construction of infrastructure projects, including shortages of equipment, materials and labor, as well as labor disputes, adverse weather conditions, natural disasters, accidents and other unforeseen circumstances and problems. Any of these could cause completion delays and cost overruns. Delays in obtaining requisite licenses, permits or approvals from government agencies or authorities could also increase the cost or delay or prevent the commercial operation of a project. Construction delays can result in the loss or delayed receipt of revenues and, if completion is delayed beyond the completion date specified in the power purchase contract, the payment of penalties. Additionally, the failure to complete construction according to specifications can result in reduced plant efficiency, higher operating costs and reduced or delayed earnings.

                  AES Chigen's Joint Ventures all rely on PRC contractors for the construction of their electric power plants. While there are a number of PRC contractors with substantial construction experience, there are only a limited number that have experience constructing plants on a turnkey basis. In only a few cases has AES Chigen been able to enter into a turnkey contract with a Chinese contractor which includes a guaranteed fixed price and/or contractor obligations to pay liquidated damages for delays in completion or for shortfalls in performance. In the case of one project, AES Chigen's Joint Venture has experienced delays in installation and defects in the quality of equipment. The delays have been mitigated by the payment of damages by the contractor. AES Chigen seeks to mitigate construction risk in a number of ways: carefully choosing its contractors; closely supervising the construction of its projects or retaining internationally recognized construction managers to supervise construction; and, in some cases, by utilizing established foreign equipment manufacturers and vendors who are able to directly pass through to the Joint Ventures their equipment and performance warranties or, where appropriate, by utilizing proven Chinese equipment and technology. Despite such mitigation efforts, no assurance can be given that AES Chigen's Joint Ventures will not experience construction delays or difficulties, or that any such delays or difficulties will not have a material adverse effect on the operations of AES Chigen's Joint Ventures.

                  Fuel Supply. Whenever possible, fuel for the Company's operating plants is purchased under long-term supply contracts with suppliers that have sufficient, and preferably dedicated, reserves of fuel stock to meet the project's operating requirements and that have economic interests aligned with the joint venture partners. In certain circumstances, including where a plant is located in close proximity to a reliable fuel source, the Company may deem it advisable for a project company to purchase its fuel on the spot market in order to take advantage of lower fuel prices. In such circumstances, the Company may contract with fuel brokers or government companies with appropriate guarantees or other performance supports. In other circumstances, the power purchaser may be obligated to supply a project's fuel requirements. The Company attempts, when possible, to have its fuel supply contracts set out delivery and testing procedures and penalties for delays or non-performance. Approval of a project by the State Planning Commission of the Central Government ("State Planning Commission" or "SPC"), which is required for larger projects, ordinarily includes a provision for the allocation of fuel, which reduces the fuel supply risk for such projects.

                  Most of the Joint Ventures' power projects utilize coal, fuel oils or natural gas for the generation of electricity. The power purchase contracts which have been entered into by the Joint Ventures provide for a pass-through to the power purchasers of increases in the cost of fuel. In the case of most of the Joint Ventures, under normal circumstances, the procedures of the local government pricing bureaus allow tariff adjustments reflecting fuel cost changes to be made only once a year. As a result, in these cases AES Chigen's Joint Ventures may not be able to receive compensation for increased fuel costs until sometime after the date they are incurred.

                  Fuel Transportation. Whenever possible, the Company arranges with a carrier for transportation of fuel from the fuel source to the Company's operating plants under long-term transportation contracts or the Company will obtain satisfactory assurances that transportation services will be available to the project. Due to the underdeveloped transportation infrastructure in China, the Company sometimes considers more favorably projects located in fuel-rich regions, such as projects located near coal mines. Approval of a project by the State Planning Commission, which is required for larger projects, ordinarily includes a provision for fuel transportation, which reduces the fuel transportation risk for such projects.

                  For coal projects which are not "mine mouth" projects, coal must be supplied to the project site from the interior provinces of China. The affected Joint Ventures seek to mitigate this transportation risk by entering into long term contracts for the transportation of coal. However, where rail is utilized as the means of coal transportation, the coal transporters may experience significant delays due to the limited capacity of the PRC's rail system. Because of this lack of capacity, the Central Government rations the allocation of rail cars. In one project which requires the transportation of coal by rail, AES Chigen's Joint Venture has obtained an administrative allocation of rail cars from the Central Government. However, there can be no assurance that a satisfactory allocation of rail cars will be available in all future cases to ensure that the coal supply requirements of the affected projects will be timely met.

                  Electricity Transmission. The Chinese electric power transmission system is not fully interconnected. Some parts of the transmission system contain isolated grids. Three of AES Chigen's Joint Ventures are located in areas served by isolated transmission grids. As a result, if demand in these areas is less than forecasted, it may be difficult or impossible for the affected Joint Venture to transmit the project's available power to a region which has a demand for it. The Company does not intend to bear the risk of the construction of transmission lines. Although PRC law prohibits foreign investment enterprises from constructing, owning or maintaining a transmission line, in many cases, it may be necessary for a project company to finance the construction of the transmission line which is required to connect the power plant to a nearby electric power grid. In these cases, in addition to providing financing, the Company will seek to structure its power purchase contracts in a manner which places the risk of delays and failure to complete the construction of the transmission line on the power purchaser. In order to take advantage of a broader market and an additional power purchaser, one of the Joint Ventures is planning to incur additional costs to build a low-voltage local transmission line to interconnect its power plant with a larger grid.

                  Government Approvals. The Company seeks to ensure that its joint ventures and joint venture partners obtain and comply with all PRC approvals and laws and regulations and that project budgets reflect compliance with all then-existing and applicable PRC environmental protection laws and regulations. In each case prior to funding its equity portion of the registered capital of a joint venture, the Company seeks to obtain a legal opinion from counsel qualified to practice PRC law regarding, among other things, the validity and sufficiency of all approvals for the project and joint venture. The Company also seeks to receive letters of support from the local governments in areas in which its projects are located.

                  Foreign Exchange. The Company attempts to mitigate its foreign exchange risks by structuring its joint venture contracts and power purchase contracts to include hedges which provide for adjustments in equity distributions to joint venture partners and in electricity payments for changes in the exchange rate between the Renminbi Yuan, the lawful currency of the PRC ("Renminbi," and "RMB(Y)"), and the US dollar. In instances in which the Company seeks State Planning Commission approvals for a project, the Company will also seek to receive an approval which includes an allocation of foreign exchange to the project.

                  Power Plant Management. The Company wants its power plants to be managed efficiently, as well as in a manner consistent with Company principles and practices. In pursuit of this goal, the Company seeks to appoint experienced general managers and/or deputy general managers with significant decision making authority at the power plants and to install operating systems at the power plants which are consistent with AES's operating approach. The Company also seeks to have key members of a plant's management team, including the general manager and deputy general manager, acquire specific AES experience by working at AES facilities worldwide.

                  The operation of an electric power generation plant may be adversely affected by many factors such as the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency, labor disputes, operational errors, natural disasters, and the need to comply with the directions of the relevant government authorities, the dispatcher and power purchaser of a power plant. In addition, such operation may be hampered by insufficient or poor quality fuel caused by either inadequate supply or transportation or arrangements therefor.

                  AES Chigen is not the operator of any of its power plants either directly or by means of traditional operation and maintenance agreements with internationally recognized power plant operators. In some cases, AES Chigen's Joint Ventures have contracted with the power purchaser to operate a power plant. In such instances, the power purchaser is obligated under the power purchase contract to purchase the annual minimum quantity of electric power regardless of the power plant being unavailable due to the fault of the operator. In other cases, the Joint Ventures themselves are operating the plant. In these instances, AES Chigen may affect the operation of a power plant through the appointment of a general manager and/or deputy general manager of the plant.

                  Insurance. The Company seeks to obtain insurance for its projects from reputable insurance companies permitted to insure projects in China for risks during construction and operation, including business interruption insurance. The Company typically retains an international insurance consultant to advise the Company on the insurance coverage and limits which are appropriate for the relevant hazards. Where appropriate, the Company may seek to obtain Multilateral Investment Guarantee Agency insurance coverage of certain political risks associated with the PRC.

                  Water Usage Rights. The Company seeks to obtain long-term water usage rights for the Company's operating plants.

                  In all of its projects, AES Chigen and its Joint Ventures are relying on the reliability and creditworthiness of PRC entities such as its partners, contractors, customers, suppliers, operators, guarantors, lenders and others who are parties to agreements with AES Chigen or its Joint Ventures. While AES Chigen believes that these counterparties have the ability to perform and will perform their obligations, the reliability and creditworthiness of PRC entities are difficult to ascertain. In most cases, AES Chigen, in assessing the reliability and credit standing of counterparties, is relying on financial or other information provided to AES Chigen or its Joint Ventures by such parties or others, or from information and sources publicly available in the PRC. AES Chigen can offer no assurance that this information is accurate or that these counterparties will meet their contractual obligations. The failure of any one of these counterparties to fulfill its obligations to a Joint Venture could have a substantial negative impact on such Joint Venture's operations.


The People's Republic of China

                  The statistics set out in this section have been extracted from various international organization, government and private publications. The Company makes no representation as to the accuracy of the information contained in this section. Furthermore, no representation is made that any correlation exists between China or its economy in general and the performance of the Company or the Company's Joint Ventures. Although statistics with respect to the economy of China generally accord with observed economic trends, some statistics may not correspond to Western measures, or may be flawed by ineffective collection methods or other problems. Due to such factors, statistical information regarding the economy of China may be inaccurate or not comparable to statistical information with respect to other economies.

General

                  Since 1978, the Central Government and local governments of China (together with the Central Government, the "PRC Government") have been implementing market oriented economic reforms in an effort to revitalize the PRC's economy and improve its citizens' standard of living. The reforms have marked a shift from a more rigid, centrally-planned economy to a more mixed economy in which market forces play an increased role and the government has a reduced role. Enterprises owned or under the administrative control of the Central Government ("State-owned") still constitute the largest sector of the economy, but implementation of the economic reforms has led to, among other things, the delegation to managers of enterprises of more decision-making powers and responsibilities regarding matters such as production, marketing, use of funds and employment of people. Other reform measures have included the conversion of selected State-owned enterprises into joint stock limited companies which have issued shares to the public and private investors (including their employees); the gradual reduction of PRC Government control over producer prices; and the designation of certain coastal areas and cities as special economic development zones with greater local autonomy. The PRC Government has also implemented policies designed to attract foreign investment and technology. The PRC Government's reforms have resulted in significant economic growth. The gross domestic product of China increased at an average annual rate of 12.1% during the period from 1991 to 1995. The growth rate of gross domestic product was 9.7%.

                  General economic conditions in the PRC could have a significant impact on the business prospects of AES Chigen. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position, among others. For over 40 years, the economy of the PRC has been primarily a planned economy characterized by state ownership and control of productive assets and the management of such assets through a series of economic and social development plans. Although the majority of the PRC's productive assets are still owned by the PRC Government, the adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy. The success of AES Chigen depends in part on the continued economic growth of the regions where the Joint Ventures are located. At times, the economic reform measures adopted by the PRC Government may be inconsistent or ineffectual, and therefore the Joint Ventures may not be able to enjoy the potential benefits of such reforms. Further, these measures may be adjusted or modified in particular ways in particular areas, possibly resulting in such economic liberalization measures being inconsistent from time to time or from industry to industry or across different regions of the PRC.

                  AES Chigen may also be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, methods to address inflation, currency conversion, rates and methods of taxation, or the method by which electricity tariffs are set and approved, among other things. While the PRC Government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC Government leadership could lead to changes in economic policy.

                  The PRC economy has experienced rapid growth in the past five years. This growth has also been accompanied by rising inflation, which reached an annual rate of 21.7% in 1994. The PRC Government has implemented policies from time to time to restrain the rate of such economic growth and control inflation in order to achieve coordinated economic development. In July 1993, the Central Government began implementation of a number of austerity measures to control economic growth and curb inflation, including increasing interest rates on bank loans and deposits and postponing certain planned price reforms. While inflation has since moderated to 6.1% for 1996, there can be no assurance that such austerity measures will will not be discontinued or result in future severe dislocations in the PRC economy. Austerity measures intended to slow economic growth may affect the demand for electricity and the prospects for the financing of some of the Joint Ventures. Depending on the nature and implementation of such additional measures, the Joint Ventures' economic prospects at times may be adversely affected through, among other possible measures, placing additional controls on the increase of electric power rates. Any such development could also adversely affect the Joint Ventures' operations or the ability of the Joint Ventures' customers to honor their obligations under their power purchase contracts, which could adversely affect AES Chigen.

                  A significant portion of the economic activity in the PRC is related to exports and may therefore be affected by developments in the economies of the PRC's principal trading partners. Trade sanctions imposed by the PRC's main trading partners, including the revocation or conditional extension by the United States of China's Most Favored Nation trading status, could adversely affect the trade and economic development of the PRC and the ability of the Joint Ventures' customers to honor their obligations under their power purchase contracts with the Joint Ventures. In addition, current or future disputes between the PRC and its main trading partners over specific trade issues, such as intellectual property, the balance of trade or other political issues, such as regional affairs or arms sales policies, could lead to the imposition of trade or other sanctions which could adversely affect the demand for power in the PRC.

                  China's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and preemption of provincial or local regulations by national laws or regulations. Moreover, experience with respect to the implementation, interpretation and enforcement of such laws and regulations is limited. Such administrative and judicial interpretation and implementation and the enforcement of commercial claims and resolution of commercial disputes may be subject to the exercise of considerable discretion by both administrative and judicial organs and may be influenced by external forces unrelated to the legal merits of a particular matter or dispute. Even where adequate laws exist and contractual terms are clearly stated, there can be no assurance that AES Chigen or a Joint Venture will obtain swift and equitable enforcement of its rights.

The China Power Market

                  At the end of 1995, China had an aggregate installed electric power generation capacity of approximately 217,220 MW, making China's electric power generation capacity the second largest in the world. In 1995, about 17,323 MW of installed capacity was added. China's electric power industry produced approximately 1,007 terawatt (one million megawatts) hours ("TWh") of electricity in 1995. This represents an addition of nearly 80 TWh from 1994, making China's electricity industry one of the fastest growing in the world. Despite its size, China's electric power system is inadequate to meet current and expected demand, and the consequent shortage is one of the major obstacles to economic growth in the PRC. In addition, approximately 110 million people do not yet have access to electricity. The following table highlights this situation on a comparative basis, indicating with respect to the PRC that, while its economic growth rate is among the highest of the countries mentioned, the PRC is considerably below average in installed capacity and consumption of electricity.

                    1994            1994            1994
                 Per Capita      Per Capita      Per Capita
                 Installed      Electricity        GDP --
                Capacity(1)    Consumption(1)     Nominal                        Real GDP Growth Rate% (3)
                                                               --------------------------------------------------------------
                  (Watts)          (kWh)           US$(2)      1991     1992      1993     1994       1995        1996
              --------------   --------------    -----------   ----     ----      ----     ----       ----        ----
                                                                                                              (projected)
--------------
U.S                 2,812          11,256          25,850       (1.0)   2.7        2.7      3.5        2.0        2.4
--------------
Japan               1,552           6,837          36,845        4.0    1.1        1.1      0.5        0.9        3.5
--------------
Singapore           1,222           5,696          16,700        6.7    6.0       10.1     10.1        8.9        7.5
--------------
Hong Kong           1,492           4,546          21,750        5.1    6.3        6.4      5.4        5.0        5.0
--------------
South Korea           687           3,261           8,528        9.1    5.1        5.8      8.6        9.0        7.2
--------------
Malaysia              352           1,669           3,627        8.6    7.8        8.3      9.2        9.5        8.8
--------------
Thailand              233           1,080           2,423        8.1    8.1        8.3      8.8        8.7        8.3
--------------
PRC                   153             671             430        9.3   14.2       13.5     12.6       10.2        9.0
--------------
Philippines           101             290             937       (0.6)   0.3        2.1      4.4        4.8        5.9
--------------
Indonesia              83             278             874        8.9    7.2        7.3      7.5        8.1        7.8


---------------------------


Sources:

(1) U.S. Department of Energy, Energy Information Administration, Office of Energy Markets and End Use, International Database (August 1996).

(2) U.S. Department of Commerce, Economics and Statistics Administration, Office of Business Analysis, National Data Bank (August 1996).

(3)  International Monetary Fund, World Economic Outlook (October 1996).


Developments in the PRC's Power Industry

                  Under the PRC's Eighth Five-Year Plan (1991-1995), increasing demands for electricity resulted in the rapid increase in the PRC's total annual electricity generation. A total of 65,747 MW of electric power generating capacity was installed during the five-year period from 1991-1995, representing an average annual increase of more than 16,000 MW. Notwithstanding such increase, the PRC's average annual growth rate for electricity generation between 1991 and 1995 (approximately 10.4%) did not keep pace with the average annual growth rate of the PRC's Gross Domestic Product ("GDP") (approximately 12.1%) during such time. The following table sets forth figures for installed capacity, increases in installed capacity, electricity generation and percentage increases in electric power generation in China for the years 1986 to 1995.

                                  Increase in               Increase in
                       Installed   Installed  Electricity   Electricity
                       Capacity    Capacity   Generation    Generation
  Year                  (MW)         (MW)        (TWh)         (%)
  ------------------- ----------  ----------- -----------  -------------
  1986                 93,818.5     6,795.3      449.6         9.5%
  1987                102,897.0     9,078.5      497.3        10.6
  1988                115,497.1    12,600.1      545.2         9.6
  1989                126,638.6    11,141.5      584.8         7.3
  1990                137,890.0    11,251.4      621.2         6.3
  1991                151,473.1    13,583.1      677.5         9.0
  1992                166,532.4    15,059.3      754.2        11.3
  1993                182,910.7    16,378.3      836.4        10.9
  1994                199,897.2    16,986.5      927.9        10.9
  1995 (estimated)(1) 217,220.0    17,322.8    1,007.0         8.5


---------------------------


Source: Ministry of Electric Power, Electric Power Industry in China (1996).

(1)  Based on various published statements from MOEP officials.

                  Based on statements by the Ministry of Electric Power ("MOEP" or the "Ministry of Electric Power"), China will need an average of approximately 16,000 MW of new electric generating capacity annually through the year 2000 (or an aggregate of approximately 80,000 MW of new electric generating capacity in the Ninth Five-Year Plan period ending 2000). Since domestic savings are insufficient to fund the PRC's requirements, the Ministry of Electric Power has adopted plans to attract foreign capital and projects that 20% of the capital for power industry development will come from foreign investors, 40% from local governments and enterprises and the remaining 40% from the Central Government during the five-year period ending December 31, 2000. MOEP estimates that approximately $20 billion of overseas investment will be needed to reach the MOEP's target of increasing installed capacity to 290,000 MW by 2000.

Energy Resources

                  China's main energy resources for power generation, coal and hydropower, are not evenly dispersed geographically. Two-thirds of China's coal reserves are located in the northern provinces of Shanxi, Shaanxi and the Inner Mongolia Autonomous Region, and more than 90% of the PRC's hydropower resources are concentrated in the western part of the country. Because China's economically developed regions are principally located in the eastern and southern coastal areas, the Ministry of Electric Power plans to expand the interconnected power networks by installing high voltage transmission lines to facilitate the transmission of power from the west to the east, as well as from the north to the south. The Ministry of Electric Power has also indicated that an increased focus should be placed on coal-fired electric power generating projects which are located in close proximity to coal mines. The Company's proposed Yangcheng Sun City power plant is an example of such a project. See "Description of the Potential Projects -- Yangcheng Sun City."

                  China is rich in coal resources, with proven coal reserves of
966.7 billion tons. The PRC leads the world in coal production, with 1995 production of approximately 1.3 billion tons. Coal accounted for approximately 75% of electricity production in 1995, and approximately 77% of aggregate domestic commercial energy consumption. The PRC intends to continue to rely on coal as its primary fuel resource for electric power generation. However, the PRC is also increasing its utilization of other fuels. Of the 16,987 MW of electric power generation capacity added in 1994, hydropower accounted for approximately 24.0%, nuclear power accounted for approximately 14.0% and fossil fuels accounted for approximately 61.0%.

Organization of the PRC's Electric Power Industry

                  The PRC's electricity industry is controlled by the Ministry of Electric Power, which was established by the Eighth National People's Congress at its first session held in March 1993. Prior to March 1993, the electric power industry was under the jurisdiction of the Ministry of Energy, which itself was created in 1988 from parts of the former ministries which oversaw the coal industry, the nuclear industry, the petroleum industry, water resources and electric power.

                  The Ministry of Electric Power is responsible for formulating development strategies and policies, including: investment, technical and production and consumption policies relating to electric power development; formulating unified electric power industry planning in collaboration with the State Planning Commission and other government agencies; overseeing the implementation of such planning; supervising the implementation of related national policies, decrees and plans; and providing services to electric power enterprises.

                  The Ministry of Electric Power manages five interprovincial power groups ("Regional Power Groups") and ten provincial power bureaus. The Regional Power Groups (i) manage their respective regional power grids, (ii) dispatch, either directly or indirectly through lower level power bureaus, the power plants connected to such grids and (iii) supervise the power bureaus at lower administrative levels (primarily provincial but also certain large municipalities and other areas). The Regional Power Groups also act through power companies which develop, construct, own and operate certain power plants and transmission facilities within their respective jurisdictions.

                  A similar structure exists for the provincial power bureaus under the Regional Power Groups and the ten provincial power bureaus directly managed by the Ministry of Electric Power. Each provincial power bureau manages its provincial power grid and dispatches the power plants connected to such grid to meet local demand. Many provincial power bureaus also act through power companies which operate certain power plants and transmission facilities within their respective provinces. Counties and municipalities directly under the administration of the provinces may have power bureaus which perform, under the administration of the power bureau at the next higher level of government, similar functions within their respective jurisdictions.

                  The key personnel of the Regional Power Groups are appointed by the Ministry of Electric Power, and the key personnel of the provincial power bureaus are appointed by the provincial governments in consultation with the Ministry of Electric Power.

                  In January 1996, the China National Power Corporation ("CNPC") and the China Federation of Power Enterprises ("CFPE") were established pursuant to the Central Government's policy to separate the regulatory and commercial functions of the electric power industry. The PRC Government has announced plans that the Ministry of Electric Power will be dissolved and its functions transferred to CFPE and CNPC. CFPE will assume the Ministry of Electric Power's regulatory functions. CNPC will serve as the PRC's principal investor in and/or operator of wholly or partially State-owned facilities in the electric power industry. CNPC also will be responsible for the operation of interregional transmission facilities and the development of a national power grid.

Investment in the Electric Power Industry

                  Prior to 1985, virtually all investment in China's electric power industry was financed by the Central Government. In 1985, the Central Government began to implement a policy of using a variety of financing methods to develop the PRC's electric power industry. Such policies included: (i) allowing local governments to participate in the development and ownership of power generating facilities in their areas, (ii) loaning (as opposed to directly allocating) funds to local and provincial power bureaus for the development and construction of such projects, and (iii) permitting foreign investment and participation in the development and operation of power plants in China. Hong Kong investment companies and developers were the first foreign companies to invest in the industry. More recently, however, developers and investors from other countries have begun pursuing investment opportunities in various electric power projects in China. Between 1979 and 1995, 77 large and medium-sized foreign-invested power projects were constructed, with a total installed capacity of 49,740 MW, of which 24,290 MW had been put into operation by the end of 1995. The total contracted foreign investment in power projects has reached $17.2 billion, of which $11.5 billion had been invested by the end of 1995. In 1995, China launched the first Central Government sponsored pilot build, own and transfer program to attract foreign investment in infrastructure projects. The first project under this competitive bidding program is the proposed $600 million, 700 MW coal-fired Laibin project in Laibin County, Guangxi Zhuang Autonomous Region.

                  In 1988, as part of the system of investment reform in power development, the State Council of the PRC (the "State Council"), the highest administrative organ of the Central Government, organized the State Energy Investment Corporation (the "SEIC") to represent the PRC Government in the development and financing of large power plants. Also in 1988, the China Huaneng Group was formed primarily as a developer and operator of power plants. In March 1994, the State Council announced the absorption of the SEIC into the State Development Bank ("State Development Bank"), as well as its intention to transfer the SEIC's personnel to various Central Government enterprises and to the State Development Investment Company under the State Development Bank.

                  To finance the expansion of the electric power industry, the State Council, in 1995, approved the establishment of China Power Investment Corporation ("CPIC") in China and China Power International Holdings Limited ("CPI"), CPIC's wholly owned subsidiary, in Hong Kong. CPIC was established by the Ministry of Electric Power to raise funds in the international capital markets to invest in PRC power projects. CPI has been authorized to sell interests in State-owned power utilities, issue debt, establish investment funds for the electric power industry and raise foreign funds for investment in the electric power industry. CPI is one of the Company's Joint Venture partners in the Wuhu Grassy Lake project and one of the Company's project partners in the Nanpu Southern Delta project. See "Description of the Current Projects" and "Description of the Potential Projects."

                  With appropriate PRC Government approvals, power bureaus may form directly managed power companies, which may develop, construct, own and operate power plants in their respective territories.

Tariff Setting Mechanisms

                  For power plants that the Ministry of Electric Power directly or indirectly manages, the tariff is generally set under the plans devised and implemented by the PRC Government in relation to the economic and social development of the PRC ("State Plan"). The tariff varies according to the category and location of the users. Thus, most electricity has been purchased from power plants at State Plan tariffs. These State Plan tariffs have been maintained at a low level, due to subsidization by the PRC Government. One of the stated goals of the Ministry of Electric Power is to reform power pricing consistent with the development of the market economy in the PRC. The Ministry of Electric Power has commenced the trial implementation of a pricing policy which charges consumers higher tariffs for peak load periods and lower tariffs for off-peak load periods. Allowing the market to influence the setting of power tariffs is intended to provide incentives for greater efficiency in energy production, reduction of energy use per unit of industrial output and promotion of conservation technologies. As of 1994, more than ten power grids have implemented this pricing policy.

                  The tariffs of sino-foreign joint venture power projects generally have been established by negotiations among the sino-foreign joint ventures, the prospective power purchasers, the relevant local governments, planning commissions, pricing bureaus and power bureaus. The tariffs or tariff formulas are typically set forth in power purchase contracts. The pricing bureaus are responsible for approving and adjusting the tariffs, usually on an annual basis.

Electric Power Law

                  In April 1996, a new national law governing the electric power sector in the PRC came into effect. The law is intended to protect the legitimate interests of investors, operators and consumers. It provides a framework within which the PRC Government intends to guide investment in the electric power sector. The law also establishes, among other things, broad principles with respect to the methodology of calculating and setting electric power tariffs. The principles state that electricity tariffs shall be based on reasonable compensation for the costs of generation and payment of taxes, the recovery of reasonable profits and the promotion of the construction of electric power generating facilities. Detailed regulation with respect to tariff calculation and tariff setting are expected to be promulgated by the Ministry of Electric Power in the near future. The impact of the new law will depend on its implementing regulations and the manner in which the law is interpreted.

Transmission and Dispatch

                  The main system for the dispatch, transmission and distribution of electric power in China consists of the five interprovincial power grids managed by their respective Regional Power Groups, one interprovincial power grid, which consists of four semi-independent provincial grids managed by their respective four provincial power bureaus, and the six independent provincial power grids managed by their respective provincial power bureaus. The table below shows the aggregate installed capacity of the power plants connected to the grids managed by such power bureaus and the total electricity generated on those grids in 1994.

                                     1994            1994
                                   Installed   Total Electricity
                                   Capacity       Generation
            Power Grids             (MW)            (TWh)
     ---------------------------   ---------   ------------------
     East China Power Grid         31,673.2          164.358
     Northeast Power Grid          26,534.4          124.531
     Central China Power Grid      27,602.2          132.047
     North China Power Grid        27,146.4          140.087
     Northwest Power Grid          11,483.0           60.423
     Guangdong Power Grid(1)       19,009.7           73.916
     Shandong Power Grid           11,518.2           67.183
     Sichuan Power Grid            10,095.8           47.328
     Guangxi Power Grid(1)          4,230.7           16.854
     Fujian Power Grid              4,960.3           21.605
     Yunnan Power Grid(1)           4,082.9           16.939
     Guizhou Power Grid(1)          3,253.8           15.206
     Xinjiang Autonomous Region     2,865.1           10.617
     Hainan Power Grid              1,057.3            2.869
     Tibet Autonomous Region          176.6            0.427


---------------------------


Source: Ministry of Electric Power, Electric Power Industry in China (1996).

(1)  Part of the Southern Interconnected Power Grid established in 1993.



                  In 1994, the PRC had almost 540,000 kilometers of transmission lines with a capacity of 35 kilovolts ("kV") or greater. The power grids primarily use 500, 330, 220 and 110 kV transmission lines.

                  All electricity produced in China is dispatched by the power bureaus, except for that generated by units not connected to a grid. The grids and the electric power dispatched to each grid are administered by dispatch centers ("Dispatch Centers") operated by the power bureaus. In November 1993, the State Council issued the Administrative Regulations Concerning Grid Dispatch ("Dispatch Regulations"), the first nationwide regulations in China governing the dispatch of electric power. The Dispatch Regulations are intended to help the PRC achieve a more efficient and rational dispatch of electric power. Under the Dispatch Regulations, Dispatch Centers were established at each of five levels: the National Dispatch Center, the Dispatch Centers of the Regional Power Groups, the Dispatch Centers of the provincial power bureaus, the Dispatch Centers of the power bureaus of municipalities under provinces and the Dispatch Centers of the county power bureaus. Pursuant to the principles of unified dispatch, set forth in the Dispatch Regulations, Dispatch Centers at lower levels are required to comply with the dispatch instructions of higher level Dispatch Centers.

                  Dispatch Centers are charged with setting production levels for the various power plants connected to the grid. To effect this determination, each power plant receives daily from its local Dispatch Center an expected hour-by-hour output schedule for the following day, based on expected demand, the weather and other factors. The Dispatch Centers must dispatch electric power according to, among other things, (i) power supply agreements entered into between a power bureau and certain large or primary electricity customers, where such agreements take into account the electric power generation and consumption plans formulated annually by the PRC Government and set forth in the State Plan, (ii) agreements entered into between a Dispatch Center and each power plant subject to its dispatch, (iii) interconnection agreements between power bureaus, and (iv) the actual conditions of the grid, including equipment capabilities and safety reserve margins.

Peak and Seasonal Demands

                  The demand for electric power experiences fairly predictable daily and other periodic cycles. The peak periods of power use in China are in the early morning and evening when industrial, commercial and residential use is highest. Peak power is in great demand in many cities which have rapid economic growth. Because the PRC has a significant shortage of electric generating capacity, the Dispatch Centers restrict the access to electricity of certain users during peak periods of demand. As a result, the peak load demand in China does not accurately reflect the extent of the total demand for power. While power plants operate at less than full capacity during off-peak periods, virtually all available power plants operate at or near full capacity during peak periods, subject to grid-wide safety reserve margins. Four of the Joint Ventures' power plants currently in operation or under construction -- Chengdu Lotus City, Hefei Prosperity Lake, Wuxi Tin Hill and Yangchun Sun Spring -- are designed to provide peaking power. The Company believes that each of these plants will be able to take advantage of the demand for peak power in its region. However, such plants are typically dispatched only after base load power plants have been brought on-line and reached maximum capacity. If electric power demand proves less than expected in an area, additional peak or base load power may not be required in the area or may be required at lower than expected levels.

                  Because the combustion of coal provides most of China's space-heating needs and because air conditioning is not yet prevalent in most regions of China, seasonal variations in the demand for electricity are less than in many developed countries.

Joint Venture Companies

                  Foreign investment in the PRC may take a number of forms, including joint ventures, wholly foreign-owned enterprises, branches of foreign companies and shareholdings in limited liability companies and joint stock limited companies. The Company currently invests through the joint venture structure. The Company's current joint venture partners are PRC entities. The Company anticipates that its future joint venture partners will be PRC entities although non-Chinese partners may be included as partners, if appropriate. Joint ventures between Chinese and foreign parties in the PRC take two basic forms: equity joint ventures and cooperative joint ventures. Equity joint ventures are governed by the Law of the People's Republic of China on Joint Ventures Using Chinese and Foreign Investment and the implementing regulations related thereto. Cooperative joint ventures are governed by the Law of the People's Republic of China on Chinese and Foreign Cooperative Joint Venture Enterprises and the implementing regulations related thereto ("Cooperative Joint Venture Law").

                  A cooperative joint venture may be structured as an entity similar to a partnership (in which case it will not be separately qualified as a legal person under Chinese law) or it may be structured as a limited liability company (in which case it will be qualified as a legal person under Chinese law). In most cases, cooperative joint ventures are formed as limited liability companies. Cooperative joint ventures allow more flexibility than equity joint ventures in structuring the terms of the joint venture arrangement. For example, in a cooperative joint venture the rights of a party to share in the profits of the joint venture need not correspond to its contributions to the registered capital (equity) of the joint venture relative to other parties. In addition, subject to government approval, the Cooperative Joint Venture Law permits recovery of the foreign party's registered capital during the venture term. However, the Cooperative Joint Venture Law requires that the fixed assets of the joint venture be transferred to the Chinese parties without charge at the end of the venture term if the foreign party recovers all of its equity capital during the term of the venture. Cooperative joint ventures are subject to laws and regulations with respect to such matters as the contribution of registered capital, debt-equity leverage ratios, accounting, taxation, foreign exchange, labor and liquidation and dissolution. Transfer of an interest in a cooperative joint venture requires government approval and unanimous agreement among the parties.

                  An equity joint venture enterprise is a distinct legal entity established and registered as a limited liability company. The parties to an equity joint venture have rights to share in the profits of the joint venture in proportion to their respective contributions to the registered capital of the joint venture. The operations of equity joint ventures are subject to many of the same laws and regulations as cooperative joint ventures. Transfer of an interest in an equity joint venture requires government approval and unanimous agreement among the parties. In addition, in an equity joint venture, the parties may not reduce the amount of their registered capital until the expiration of the term of the joint venture or its dissolution in accordance with PRC law.

                  Typically, dividends are paid by a joint venture in accordance with the profit distribution plan adopted by the joint venture's board of directors. Except as mentioned above, PRC laws and regulations provide that only accounting profits (after payment of taxes, provision for losses for prior years and contributions to special funds for enterprise expansion, employee welfare and bonuses and a general reserve) are available for dividend distributions to the parties of a joint venture.

                  In addition to contributions of registered capital, joint ventures may be financed by debt, including shareholder loans. Foreign currency loans to a joint venture, however, must be registered with the local branch of the State Administration of Foreign Exchange of the Central Government ("State Administration of Foreign Exchange" or "SAFE") in the location in which the joint venture is situated.

                  Foreign investment enterprises are permitted under PRC laws and regulations to convert their Renminbi earnings into foreign exchange for certain purposes, including to pay their foreign currency obligations, to pay dividends and other distributions to foreign shareholders and to make payment of interest and principal with respect to foreign currency loans (both third party and shareholder debt) incurred by the joint venture. To effect such conversions, joint ventures must comply with certain procedures required by PRC laws and regulations.


Government Approvals

                  China's electric power industry is highly regulated, both in terms of operating existing power plants and developing new power projects. All electric power projects in China and all foreign investments are required to obtain approvals from one or more central, provincial or local government authorities. While the regulations governing and the procedures for obtaining approvals for foreign investment projects are generally well-understood, the specific regulations and procedures for the approval of electric power projects with foreign investment in the PRC and associated foreign investment enterprises are not entirely transparent. Project approvals and foreign investment approvals are required, but follow separate procedures. At the highest level, the right to approve projects in the PRC is vested in the State Council. The State Council has reserved to itself the authority to approve any project with a total investment which exceeds $100 million. Pursuant to various internal PRC Government notices, the State Council has delegated the authority to approve any project with a total investment of less than $100 million to various ministries and ministry level entities, including the SPC. The SPC and certain ministries and other ministry level entities have, in turn, adopted a policy, also by internal directives, of further delegating authority to approve projects with a total investment of less than $30 million to provincial governments, provincial level bureaus of the Central Government and certain municipalities. The project approval authority of local governments is, therefore, generally limited to not more than $30 million. Separate from project approval, foreign investment must be approved by The Ministry of Foreign Trade and Economic Cooperation of the Central Government ("Ministry of Foreign Trade and Economic Cooperation or "MOFTEC"), or one of its departments at the provincial or local government level, should the total investment amount be below $30 million. Accordingly, foreign investment enterprises proposing to undertake projects must obtain approvals for the projects from the appropriate government level planning authorities and approvals for the foreign investment from a similar level department of MOFTEC.

                  Generally, the approval process can be divided into three major stages. First, following preliminary planning by the Chinese party and, in some instances, initial negotiations with the foreign party and the execution of a letter of intent by the parties, a project proposal (including a preliminary feasibility study report and an environmental impact report) is submitted to the appropriate level planning authorities for approval.

                  In the second stage, a more detailed joint feasibility study report and a more detailed environmental impact report will be prepared. During this stage, the foreign and local parties will negotiate and execute a legally binding joint venture contract and articles of association. The approval of the local government authorities for both the project and the foreign investment is required. Additionally, as stated above, depending on the amount of total investment in the proposed project and joint venture, the approval of the Central Government may be required. Approval may also be required from other central, provincial and local government ministries and agencies, with respect to, among other matters, foreign exchange plans, allocations of fuel supplies and related transportation, land use, tax preferences, electricity pricing, grid access, operations and maintenance arrangements, loan and guarantee arrangements and design and engineering arrangements.

                  In the final stage, following approval of the joint venture by the relevant department of MOFTEC, the joint venture must register with and obtain a preliminary business license from the State Administration of Industry and Commerce ("SAIC") or a branch thereof. Following the completion of these formalities, the parties are required to contribute their agreed upon registered capital and, upon verification thereof, the joint venture is issued a permanent business license by the SAIC.

                  The approval process outlined above could take several years. Therefore, in some instances, the Company may pursue opportunities for investments in power projects that are in advanced stages of development or for which significant approvals have already been obtained or construction has commenced or been completed.

                  Two of AES Chigen's power plants have been structured as multiple projects and joint ventures, each project and joint venture with a total investment below the $30 million threshold, and have obtained local government approvals on this basis. It is possible that projects structured in this fashion could be viewed by the Central Government approval authorities as a single project. In several other cases, AES Chigen's projects and Joint Ventures have obtained local government approvals on the basis of anticipated total investments which were less than $30 million at the time the approvals were obtained, but will, when construction is completed, exceed the $30 million approval threshold. While it is common in the PRC for projects and joint ventures such as these to obtain and rely on only local government approvals, it is unclear whether such approvals are sufficient. There can be no assurance, therefore, that the absence of Central Government approvals will not adversely affect the Joint Ventures and their projects in any of such cases.

                  In addition to such project and foreign investment approvals, the tariffs payable under the relevant power purchase contract is established on the basis of a tariff formula agreed upon through discussions among the Company, its partners, the prospective power purchaser, the relevant local government, the relevant pricing bureaus and the relevant planning commission. Once established, the tariffs are subject to annual review by the relevant local pricing bureaus and adjustment in accordance with the formula. The tariff formulas contained in the power purchase contracts entered into by AES Chigen's Joint Ventures are structured to permit the Joint Ventures to pay the operating expenses of the plant, the financing costs of each particular project and to enable AES Chigen to realize a return on its investment. While the relevant PRC pricing bureaus have committed to utilize the Joint Ventures' formulas in establishing and adjusting tariffs, there can be no assurance that the relevant pricing bureaus will calculate and adjust tariffs in accordance with these tariff formulas. On April 1, 1996, a new law governing the electric power sector in the PRC came into effect. The law establishes, among other things, broad principles with respect to the methodology of calculating and setting electric power tariffs. Detailed regulations with respect to tariff calculation and tariff setting are expected to be promulgated in the near future by the Central Government. There can be no assurance that such regulations, when promulgated, will not adversely affect the tariff structures which AES Chigen's Joint Ventures have adopted.

         Environmental Regulation

                  The Joint Ventures are subject to various PRC environmental laws and regulations which are administered by both Central Government and local government environmental protection bureaus. Approval or review by the relevant environmental protection bureaus is required at each of the project proposal, feasibility study, design and commissioning stages of a project. Filing of an environmental impact statement or, in some cases, an environmental impact assessment outline is required before the planning commission for the same level of government can issue its approval. The filing must demonstrate that the project conforms to applicable environmental standards. Approvals and permits generally have been issued for projects utilizing modern pollution control technology. Pollution sources are also required to report their pollution discharges in terms of types and amounts of pollutants discharged into the water and air, and to secure discharge permits for their wastewater discharges, airborne emissions and, from April 1, 1996, solid waste shipments to ensure compliance with relevant emissions standards.

                  The PRC's environmental laws and regulations establish standards for the discharge of emissions into the air and water. The rules set forth schedules of base-level discharge fees for various polluting substances and specify that, if such levels are exceeded, the polluting entity will be required to pay an excess discharge fee to the local government. The local environmental rules do not make it a violation to exceed these limits, but rather set forth a set of graduated scale of fees that are required for each incremental unit of excess discharge. Up to a certain level, as the discharge levels increase, the fee per unit also increases. Above a certain limit, local governments may issue orders to cease or reduce such discharge levels which, if not complied with, will after three years from the date of the order, result in an annual increase of 5% in the pollution fees assessed. Where pollution is causing environmental damage, the local governments also have the authority to issue orders requiring the polluting entities to cure the problem within a certain period of time. Non-compliance with such orders may result in the entities being shut down.

                  The PRC is a party to the Climate Change Convention ("Climate Change Convention"), which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. Ceilings on such emissions could limit the production of electricity from fossil fuels, particularly coal, or increase the costs of such production. Ceilings on the emissions of greenhouse gases have not been assigned to developing countries such as the PRC under the Climate Change Convention and the PRC has objected to the possibility of the imposition of such ceilings. If the PRC were to agree to such ceilings, or otherwise reduce its reliance on coal-fired power plants, the business prospects of AES Chigen could be adversely affected. Under the Air Pollution Prevention and Control Law of the PRC, as amended in 1995, regulatory preferences are given to the use of low sulfur-content, low ash coal, and to plants in urban areas that generate steam as well as electricity. The SPC also has stated that it favors the construction of more plants relying on clean fuels.

                  MOEP has established technical standards for environmental monitoring and exercises certain disciplinary functions with regard to environmental compliance in connection with the construction and operation of power plants. Environmental protection equipment is required to be designed, installed and commissioned in tandem with the design, construction and commissioning of the generator or plant. Before commencing operations, each plant or generator must be tested and qualified with regard to emissions levels and abatement equipment. The Company believes the environmental protection systems and facilities of its Current Projects are in compliance with applicable PRC national and local environmental protection requirements.

                  AES Chigen's Joint Ventures with power plants in operation have received the environmental approvals from the PRC Government environmental authorities required for them to operate their respective electric power plants. Inasmuch as the Joint Ventures' electric power plants currently under construction are typically among the most modern in the areas in which they are located, AES Chigen believes that these plants will also receive all required environmental approvals. There can be no assurance, however, that the requirements to obtain such approvals may not be made more stringent in the future. If such a change in policy occurs, there can be no assurance that all such requirements will be met and that future approvals for existing or potential projects will be granted. If a change in environmental requirements leads to an increase in costs, an affected Joint Venture is able to receive an adjustment in the tariff it charges for electric power pursuant to its power purchase contract.